FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 04, 2017

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc
Results for the half year ended 30 June 2017

Presentation of Information
The Royal Bank of Scotland plc (the ‘Bank’ or ‘RBS plc’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the ‘holding company’ or ‘RBSG’). The ‘Group’ comprises RBS plc and its subsidiary and associated undertakings. ‘RBS Group’ comprises the holding company and its subsidiary and associated undertakings.

NatWest Holdings Limited (NatWest Holdings)
The transfer of the Group’s Personal & Business Banking (PBB), Commercial & Private Banking (CPB), Williams & Glyn (W&G) and Capital Resolution shipping businesses, and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank to subsidiaries of NatWest Holdings, is planned for Q2 2018.  It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups at 30 June 2017 and presented as discontinued operations, with comparatives re-presented.

RBS International Holdings Limited (RBSI)
On 1 January 2017 RBSI was sold to RBSG, the immediate parent of the Group. Accordingly, RBSI was classified as a disposal group at 31 December 2016 and presented as a discontinued operation.

Presentation of information

Preparation for ring-fencing
RBS Group ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group intends to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets plc and RBSI will be separate banks outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals, as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments. Accordingly, the continuing operations as presented in this document may not be representative of the final business outside the ring-fenced bank.

On 1 January 2017 the RBS Group made the following key changes to the legal entity structure to support the move towards a ring-fenced structure:

●	Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was transferred from being an indirect subsidiary of NatWest Plc to NatWest Holdings;
●	RBSI transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG; and
●
NatWest Plc acquired Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited (Lombard and Invoice Finance) from RBS plc and some smaller companies from other members of the Group and sold an equity holding of RBSI to RBSG.

There are also plans to make further changes prior to 1 January 2019, including some key elements planned for Q2 2018, as below:
●
NatWest Holdings - A transfer of the Group’s PBB, CPB, W&G and Capital Resolution shipping businesses and certain parts of Central items and NatWest Markets due to be part of the ring-fenced bank to subsidiaries of NatWest Holdings is planned for Q2 2018.  It will be followed by a transfer of NatWest Holdings to RBSG.

Financial review

Highlights and key developments
The Group reported an attributable profit of £1,169 million for H1 2017 compared with a loss of £108 million in H1 2016, primarily driven by higher income from trading activities and an increase in profit from discontinued operations, partly offset by a tax charge compared to a tax credit in H1 2016.

●
Operating loss before tax was £137 million compared with a loss of £915 million in H1 2016, primarily driven by an increase in income of £893 million to £930 million compared with £37 million in H1 2016. Total income included income from trading activities of £971 million compared with a loss of £102 million in H1 2016.

●
Net interest income was a loss of £139 million compared with a loss of £160 million in H1 2016, principally driven by a reduction in losses in Central items, £132 million, partially offset by a £105 million reduction in Capital Resolution in line with the planned shrinkage of the balance sheet.

●
Non-interest income increased by £872 million to £1,069 million compared with £197 million in H1 2016. Income from trading activities increased by £1,073 million to £971 million, primarily reflecting IFRS volatility gains in Treasury, the non-repeat of a £330 million fair value charge resulting from market volatility in Capital Resolution in H1 2016, and an improvement in NatWest Markets income.  Other operating income was £104 million and included a gain on the sale of Vocalink of £63 million.

●
Operating expenses of £1,091 million were £144 million, or 15%, higher than in H1 2016 principally reflecting increased costs in NatWest Markets relating to higher restructuring costs, partly offset by a decrease in other administrative expenses mainly reflecting costs reductions. H1 2017 included a £151 million charge in respect of settlement with the Federal Housing Finance Agency (FHFA) and a £25 million charge relating to the settlement of the UK 2008 rights issue shareholder litigation.

●	Impairment releases were £24 million compared with a charge of £5 million in H1 2016. The H1 2017 release was mainly in Capital Resolution.
●
The profit from discontinued operations was £1,502 million compared with £657 million and included the results of the transfer of the Group’s PBB, CPB, W&G, Capital Resolution shipping businesses and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank to subsidiaries of NatWest Holdings.

Term Funding Scheme
The Group has received £14 billion of funding under the Bank of England’s Term Funding Scheme (£5 billion drawn in Q4 2016 and £9 billion in Q1 2017) as at 30 June 2017. The participation of the scheme is split between NatWest Plc (£12 billion) and RBS plc (£2 billion).

Segment performance:
●
NatWest Markets operating profit was £255 million compared with a profit of £220 million in H1 2016, driven by lower litigation and conduct costs partly offset by higher restructuring costs. High levels of customer activity and an improved Q1 2017 trading environment compared to a particularly difficult Q1 2016. Although customer activity eased somewhat in Q2 2017, NatWest Markets continued to navigate the more challenging markets well. Total income, which includes own credit adjustments, increased by £89 million to £894 million in H1 2017. Total expenses increased by £53 million to £638 million mainly reflecting increased restructuring costs.

●
Capital Resolution reported an operating loss of £487 million compared with £666 million in H1 2016. The decrease in the loss was principally due to lower income losses which in H1 2016 included the impact of £330 million incremental funding valuation adjustment and a net impairment release compared with a loss in H1 2016, partially offset by higher operating expenses due to higher restructuring and litigation and conduct costs.

Financial review

Capital and leverage ratios
Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	30 June 2017			31 December 2016
Risk asset ratios (1)	RBS plc	NatWest Plc	UBI DAC	RBS plc	NatWest Plc	UBI DAC
	%	%	%	%	%	%
CET1	14.5	21.6	30.5	13.1	16.1	29.0
Tier 1	16.1	21.6	30.5	14.1	16.1	29.0
Total	21.4	29.2	33.6	19.1	23.3	31.9

	30 June 2017			31 December 2016
	RBS plc	NatWest Plc	UBI DAC	RBS plc	NatWest Plc	UBI DAC
Capital	£bn	£bn	£bn	£bn	£bn	£bn
CET1	21.4	12.5	5.4	23.3	10.4	5.2
Tier 1	23.8	12.5	5.4	25.3	10.4	5.2
Total	31.6	16.9	6.0	34.2	15.0	5.7

	30 June 2017			31 December 2016
	RBS plc	NatWest Plc	UBI DAC	RBS plc	NatWest Plc	UBI DAC
Risk-weighted assets	£bn	£bn	£bn	£bn	£bn	£bn
Credit risk
- non-counterparty	104.2	49.4	16.2	127.0	56.0	16.3
- counterparty	15.9	0.3	0.4	21.2	0.5	0.5
Market risk	14.8	0.5	-	15.7	0.7	-
Operational risk	13.1	7.7	1.1	14.9	7.2	1.2
Total RWAs	148.0	57.9	17.7	178.8	64.4	18.0

	30 June 2017			31 December 2016
CRR leverage - transitional (2)	RBS plc	NatWest Plc	UBI DAC	RBS plc	NatWest Plc	UBI DAC
Leverage exposure (£bn)	450.9	174.2	27.8	447.2	169.6	27.3
Tier 1 capital (£bn)	23.8	12.5	5.4	25.3	10.4	5.2
Leverage ratio (%)	5.3	7.2	19.5	5.7	6.1	19.1

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%. The UK countercyclical capital buffer is currently 0.0%; in June 2017 the Financial Policy Committee (FPC) increased the rate from 0.0% to 0.5% effective June 2018. These minimum ratios exclude the G-SIB buffer and any bank specific buffers, including Pillar 2A and PRA buffer. The CBI has set a minimum total capital ratio of 10.50% with a minimum CET1 ratio of 7.00%; the countercyclical buffer is currently 0.00%.
(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)
UBI DAC refers to Ulster Bank Ireland DAC.

Financial review

RBS plc
●	The CET1 ratio increased by 140 basis points in the period to 14.5% as a result of the £457 million profit in the period and the reduction in RWAs offsetting the increase in significant investments.
●
The impact of the annual phasing in of the CRR end-point rules relating to significant investments was a reduction of 90 basis points. However, this was partially offset by the ICB transfers that took place on 1 January 2017. RBSI became a subsidiary of RBSG and the Lombard and Invoicing Finance subsidiaries were transferred to NatWest Plc.

●	RWAs decreased by £30.8 billion to £148 billion, mainly as a result of rule changes relating to significant investments which reduced standardised credit risk RWAs by £20.1 billion.
●	The leverage ratio on a PRA transitional basis was adversely impacted by lower CET1 capital and higher leverage exposure, principally in NatWest Markets.

NatWest Plc
●	The CET1 ratio increased from 16.1% to 21.6%, mainly due to the reduction in significant investments following ICB transfers. UBIH (which includes UBI DAC) was transferred to NatWest Holdings.
●	RWAs decreased by £6.5 billion, mainly as a result of rule changes relating to significant investments.
●	The leverage ratio on a PRA transitional basis improved mainly due to the impact of ICB transfers on CET1 capital.

UBI DAC
●	The CET1 ratio increased to 30.5%.
●	RWAs decreased mainly due to the annual recalculation of operational risk.
●	The leverage ratio increased due to movements in capital.

Condensed consolidated income statement for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Interest receivable	923	1,036
Interest payable	(1,062)	(1,196)

Net interest income	(139)	(160)

Fees and commissions receivable	146	167
Fees and commissions payable	(154)	(138)
Income from trading activities	971	(102)
Gain/(loss) on redemption of own debt	2	(57)
Other operating income	104	327

Non-interest income	1,069	197

Total income	930	37
Operating expenses	(1,091)	(947)

Loss before impairment releases/(losses)	(161)	(910)
Impairment releases/(losses)	24	(5)

Operating loss before tax	(137)	(915)
Tax (charge)/credit	(194)	175

Loss from continuing operations	(331)	(740)
Profit from discontinued operations, net of tax	1,502	657

Profit/(loss) for the period	1,171	(83)
Attributable to:
Non-controlling interests	2	2
Preference shareholders	-	23
Ordinary shareholders	1,169	(108)
	1,171	(83)

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Profit/(loss) for the period	1,171	(83)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(26)	(995)
Loss on fair value of credit in financial liabilities designated at
fair value through profit or loss due to own credit risk	(45)	-
Tax	(8)	273

	(79)	(722)

Items that do qualify for reclassification
Available-for-sale financial assets	25	(104)
Cash flow hedges	(497)	1,481
Currency translation	90	721
Tax	140	(355)

	(242)	1,743

Other comprehensive (loss)/income after tax	(321)	1,021

Total comprehensive income for the period	850	938

Total comprehensive income is attributable to:
Non-controlling interests	(1)	7
Preference shareholders	-	23
Ordinary shareholders	851	908

	850	938

Condensed consolidated balance sheet as at 30 June 2017 (unaudited)

	30 June	31 December
	2017	2016
	£m	£m

Assets
Cash and balances at central banks	81,931	73,813
Amounts due from fellow subsidiaries	520	1,037
Other loans and advances to banks	30,268	29,458
Loans and advances to banks	30,788	30,495
Amounts due from holding company and fellow subsidiaries	1,058	1,116
Other loans and advances to customers	51,001	343,839
Loans and advances to customers	52,059	344,955
Debt securities	83,322	71,652
Equity shares	263	445
Settlement balances	12,059	5,557
Amounts due from holding company and fellow subsidiaries	1,087	1,306
Other derivatives	192,987	246,438
Derivatives	194,074	247,744
Intangible assets	-	6,165
Property, plant and equipment	35	4,536
Deferred tax	-	1,798
Prepayments, accrued income and other assets	655	2,288
Assets of disposal groups	318,400	8,366

Total assets	773,586	797,814

Liabilities
Amounts due to fellow subsidiaries	18,650	2,117
Other deposits by banks	36,998	38,436
Deposits by banks	55,648	40,553
Amounts due to holding company and fellow subsidiaries	17,734	18,528
Other customers accounts	52,881	357,537
Customer accounts	70,615	376,065
Debt securities in issue	22,096	20,362
Settlement balances	11,290	3,641
Short positions	29,862	22,076
Amounts due to holding company and fellow subsidiaries	1,061	1,228
Other derivatives	183,992	236,349
Derivatives	185,053	237,577
Provisions for liabilities and charges	7,379	11,840
Accruals and other liabilities	1,453	6,129
Retirement benefit liabilities	56	321
Deferred tax	225	525

Amounts due to holding company	10,811	11,212
Other subordinated liabilities	4,256	8,303
Subordinated liabilities	15,067	19,515
Liabilities of disposal groups	338,177	23,391

Total liabilities	736,921	761,995

Equity
Non-controlling interests	61	62
Owners’ equity	36,604	35,757

Total equity	36,665	35,819

Total liabilities and equity	773,586	797,814

Balance sheet commentary

Total assets decreased by £24.2 billion, 3%, to £773.6 billion at 30 June 2017, compared with £797.8 billion at 31 December 2016. Funded assets which exclude derivatives increased by £29.4 billion, 5%, to £579.5 billion compared with £550.1 billion at 31 December 2016.

Assets and liabilities of disposal groups increased by £310.0 billion and £314.8 billion to £318.4 billion and £338.2 billion respectively. 30 June 2017 includes the PBB, CPB, W&G and Capital Resolution shipping businesses and parts of the Central items and NatWest Markets business due to be part of the ring-fenced bank due to the transfer to subsidiaries of NatWest Holdings in Q2 2018. 31 December 2016 included the RBSI business transferred to RBSG on 1 January 2017. Most period on period movements in individual balance sheet lines have been materially impacted by the transfer of these businesses to disposal groups so the following commentary is mainly limited to the nature of the remaining 30 June 2017 balances. Refer to Note 7 for further details.

Derivative assets and liabilities were down £53.7 billion, 22%, to £194.1 billion and £52.5 billion, 22%, to £185.1 billion respectively. There were decreases in NatWest Markets derivatives due to market movements, maturities and buyouts. Capital Resolution derivative assets also decreased reflecting the business run-down.

Loans and advances to customers at 30 June 2017 were £52.1 billion; third party loans excluding reverse repurchase agreements were £26.2 billion, mainly relating to NatWest Markets and Capital Resolution. Reverse repurchase agreements, mainly in NatWest Markets were £25.2 billion.

Other movements include: cash and balances at central banks, up £8.1 billion, 11%, to £81.9 billion which includes the deposit of the cash draw down under the Term Funding Scheme with the Bank of England; settlement balances, up £6.5 billion, 117% to £12.1 billion reflecting the return to regular activity levels from seasonal year end lows; and debt securities, up £11.7 billion, 16%, to £83.3 billion mainly reflecting increased levels of liquidity in Treasury.

Deposits by banks increased by £15.1 billion, 37% to £55.6 billion mainly in relation to balances due to fellow subsidiaries following the transfer of RBSI to RBSG on 1 January 2017.

Other liability movements include; debt securities in issue increased by £1.7 billion, 9%, to £22.1 billion and included the issuance in the period of £3.6 billion sterling equivalent MREL eligible securities; subordinated liabilities decreased by £4.4 billion, 23%, to £15.1 billion following redemptions in Treasury and FX movements.

Total equity increased £0.8 billion to £36.7 billion from £35.8 billion at 31 December 2016 mainly reflecting the attributable profit in the period.

Condensed consolidated statement of changes in equity for the half year ended 30 June 2017 (unaudited)
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Called up share capital
At beginning and end of period	6,609	6,609

Share premium account
At beginning and end of period	26,807	26,807

Merger reserve
At beginning of period	10,881	10,865
Unwind of merger reserve	-	16

At end of period	10,881	10,881

Available-for-sale reserve
At beginning of period	291	366
Unrealised gains	96	169
Realised gains	(71)	(273)
Tax	(7)	23

At end of period	309	285

Cash flow hedging reserve
At beginning of period	842	423
Amount recognised in equity	(161)	2,018
Amount transferred from equity to earnings	(336)	(537)
Tax	134	(415)

At end of period	479	1,489

Foreign exchange reserve
At beginning of period	817	8
Retranslation of net assets	132	948
Foreign currency losses on hedges of net assets	(43)	(263)
Tax	13	37
Recycled to profit or loss on disposal of businesses	-	31
Transfer to retained earnings	4	-

At end of period	923	761

Retained earnings
At beginning of period	(10,490)	(3,225)
Loss attributable to ordinary and equity preference shareholders
- continuing operations	(331)	(740)
- discontinued operations	1,500	655
Equity preference dividends paid	-	(23)
Loss on remeasurement of retirement benefit schemes
- gross	(26)	(995)
- tax	(20)	273
Changes in fair value of credit in financial liabilities designated as fair value through profit
- gross	(45)	-
- tax	12	-
Redemption of preference shares classified as equity (1)	-	(1,744)
Shares issued under employee share schemes	(5)	(7)
Share-based payments
- gross	1	8

At end of period	(9,404)	(5,798)

Owners’ equity at end of period	36,604	41,034

For the notes to this table refer to the following page.

Condensed consolidated statement of changes in equity for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Non-controlling interests
At beginning of period	62	54
Currency translation adjustments and other movements	(3)	5
Profit attributable to non-controlling interests
- discontinued operations	2	2

At end of period	61	61

Total equity at end of period	36,665	41,095

Total equity is attributable to:
Non-controlling interests	61	61
Ordinary shareholders	36,604	41,034

	36,665	41,095

Note:
(1)	Issued by RBS plc to the holding company which were redeemed in April 2016.

Condensed consolidated cash flow statement for the half year ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Operating activities
Operating loss before tax from continuing operations	(137)	(915)
Profit before tax from discontinued operations	2,049	1,133
Adjustments for non-cash items	2,140	(10,354)
	4,052	(10,136)
Changes in operating assets and liabilities	15,897	5,382

Net cash flows from operating activities before tax	19,949	(4,754)
Income taxes paid	(201)	(138)

Net cash flows from operating activities	19,748	(4,892)

Net cash flows from investing activities	(4,315)	(2,510)

Net cash flows from financing activities	(4,137)	(7,529)

Effects of exchange rate changes on cash and cash equivalents	(110)	6,569

Net increase/(decrease) in cash and cash equivalents	11,186	(8,362)
Cash and cash equivalents at beginning of period	98,027	102,075

Cash and cash equivalents at end of period	109,213	93,713

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the 2016 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 45. The risk factors which could materially affect the Group’s future results are described on pages 48 to 50.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2017 have been prepared on a going concern basis.

2. Accounting policies
Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018 the Group has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.  Accordingly, a loss of £45 million has been reported in the Consolidated Statement of Other Comprehensive Income instead of in the Consolidated Income Statement. Comparatives have not been restated, however, in H1 2016 a gain of £138 million was included in the Consolidated Income Statement. Own credit adjustments on financial liabilities held for trading will continue to be recognised in the Consolidated Income Statement, a loss of £67 million was reported in H1 2017 (H1 2016 – gain of £235 million).

Apart from the above the Group’s principal accounting policies are as set out on pages 121 to 129 of the 2016 Annual Report and Accounts. Other amendments to IFRS effective for 2017 have not had a material effect on the Groups 2017 Interim results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Groups financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 129 to 131 of the Groups 2016 Annual Report and Accounts. The risk factors are set out on pages 48 to 50.

3. Operating expenses
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Staff costs	(435)	(214)
Premises and equipment	(48)	(8)
Other administrative expenses (1)	(607)	(725)
Depreciation and amortisation	(1)	-

	(1,091)	(947)

Note:
(1)	Includes costs relating to customer redress, residential mortgage backed securities and litigation and other regulatory - see Note 8 for further details.

Notes

4. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 19.25% (2016 - 20%) as analysed below:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Loss before tax	(137)	(915)

Expected tax credit	26	183
Losses and temporary differences in period where no deferred tax asset recognised	(140)	(35)
Foreign profits taxed at other rates	64	18
Items not allowed for tax
- losses on disposals and write-downs	(50)	-
- UK bank levy	(21)	(24)
- other disallowable items	(22)	(25)
Non-taxable items	6	13
Taxable foreign exchange movements	14	(32)
Losses brought forward and utilised	1	-
Banking surcharge	(66)	41
Adjustments in respect of prior periods	(6)	36

Actual tax (charge)/credit	(194)	175

At 30 June 2017, the Group has recognised a deferred tax asset of nil (31 December 2016 - £1,798 million) and a deferred tax liability of £225 million (31 December 2016 - £525 million). These amounts include a deferred tax asset recognised in respect of UK trading losses of £144 million in relation to continuing operations (31 December 2016 - £801 million in relation to continuing and discontinued operations). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2017 and concluded that it is recoverable based on future profit projections. Refer to Note 7 for deferred tax asset and liability amounts included within disposal groups at 30 June 2017.

Notes

5. Financial instruments: classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.
						Other
	HFT (1,2)	DFV (3)	AFS (4)	LAR (5)	HTM (6)	assets	Total
Assets	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	81,931	-		81,931
Loans and advances to banks
- amounts due from fellow subsidiaries	271	-	-	249	-		520
- reverse repos	11,444	-	-	3,403	-		14,847
- other	8,282	-	-	7,139	-		15,421
Loans and advances to customers
- amounts due from holding company
and fellow subsidiaries	-	-	-	1,058	-		1,058
- reverse repos	25,183	-	-	-	-		25,183
- other	16,295	257	-	9,266	-		25,818
Debt securities	34,866	-	40,010	3,898	4,548		83,322
Equity shares	32	48	183	-	-		263
Settlement balances	-			12,059			12,059
Derivatives
- amounts due from holding company
and fellow subsidiaries	1,087						1,087
- other	192,987						192,987
Assets of disposal groups						318,400	318,400
Other assets	-	-	-	-	-	690	690

30 June 2017	290,447	305	40,193	119,003	4,548	319,090	773,586

Cash and balances at central banks	-	-	-	73,813	-		73,813
Loans and advances to banks
- amounts due from fellow subsidiaries	288	-	-	749	-		1,037
- reverse repos	11,120	-	-	1,740	-		12,860
- other	6,732	-	-	9,866	-		16,598
Loans and advances to customers
- amounts due from holding company
and fellow subsidiaries	-	-	-	1,116	-		1,116
- reverse repos	26,587	-	-	2,297	-		28,884
- other	17,500	82	-	297,373	-		314,955
Debt securities	24,501	-	38,414	3,968	4,769		71,652
Equity shares	128	88	229	-	-		445
Settlement balances	-			5,557			5,557
Derivatives
- amounts due from holding company
and fellow subsidiaries	1,306						1,306
- other	246,438						246,438
Assets of disposal groups						8,366	8,366
Other assets	-	-	-	-	-	14,787	14,787

31 December 2016	334,600	170	38,643	396,479	4,769	23,153	797,814

For the notes to this table refer to the next page.

Notes

5. Financial instruments: classification (continued)
			Amortised	Other
	HFT (1,2)	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to fellow subsidiaries	277	-	18,373		18,650
- repos	2,841	-	2,342		5,183
- other	16,029	-	15,786		31,815
Customer accounts
- amounts due to holding company and fellow subsidiaries	-	-	17,734		17,734
- repos	28,772	-	9,083		37,855
- other	10,497	912	3,617		15,026
Debt securities in issue	1,354	3,807	16,935		22,096
Settlement balances	-	-	11,290		11,290
Short positions	29,862	-			29,862
Derivatives
- amounts due to holding company and fellow subsidiaries	1,061	-			1,061
- other	183,992	-			183,992
Subordinated liabilities
- amounts due to holding company	-	-	10,811		10,811
- other	-	399	3,857		4,256
Liabilities of disposal groups				338,177	338,177
Other liabilities	-	-	-	9,113	9,113

30 June 2017	274,685	5,118	109,828	347,290	736,921

Deposits by banks
- amounts due to fellow subsidiaries	507	-	1,610		2,117
- repos	4,125	-	1,114		5,239
- other	20,651	-	12,546		33,197
Customer accounts
- amounts due to holding company and fellow subsidiaries	-	-	18,528		18,528
- repos	23,186	-	3,910		27,096
- other	12,688	1,458	316,295		330,441
Debt securities in issue	1,614	4,487	14,261		20,362
Settlement balances	-	-	3,641		3,641
Short positions	22,076	-			22,076
Derivatives
- amounts due to holding company and fellow subsidiaries	1,228	-			1,228
- other	236,349	-			236,349
Subordinated liabilities
- amounts due to holding company	-	-	11,212		11,212
- other	-	383	7,920		8,303
Liabilities of disposal groups				23,391	23,391
Other liabilities	-	-	2,028	16,787	18,815

31 December 2016	322,424	6,328	393,065	40,178	761,995

Notes:
(1)
Includes derivative assets held for hedging purposes (under IAS 39) of £3,365 million (31 December 2016 - £4,365 million) and derivative liabilities held for hedging purposes (under IAS 39) of £3,472 million (31 December 2016 - £3,862 million).

(2)	Held-for-trading.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held-to-maturity.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2016 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs are consistent with those as described in the 2016 Annual Report and Accounts Note 9 – Financial instruments valuation.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3 and related level 3 sensitivities.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

30 June 2017
Loans and advances	-	61.3	0.4	61.7	20	-
Debt securities	61.7	12.3	0.9	74.9	30	(10)
- of which AFS	34.5	5.3	0.2	40.0	-	-
Equity shares	-	0.1	0.2	0.3	20	(30)
- of which AFS	-	-	0.2	0.2	10	(10)
Derivatives	-	191.8	2.2	194.0	210	(220)

	61.7	265.5	3.7	330.9	280	(260)

Proportion	18.6%	80.3%	1.1%	100%

31 December 2016

Loans and advances	-	61.7	0.6	62.3	50	(50)
Debt securities	53.8	8.3	0.8	62.9	70	(20)
- of which AFS	35.1	3.2	0.1	38.4	20	(10)
Equity shares	0.1	0.1	0.2	0.4	20	(30)
- of which AFS	-	-	0.2	0.2	10	(20)
Derivatives	-	245.0	2.8	247.8	210	(210)

	53.9	315.1	4.4	373.4	350	(310)

Proportion	14.4%	84.4%	1.2%	100%

Liabilities

30 June 2017
Deposits	-	59.3	-	59.3	-	-
Debt securities in issue	-	4.7	0.5	5.2	20	(20)
Short positions	26.4	3.5	-	29.9	-	-
Derivatives	-	183.1	1.9	185.0	130	(130)
Subordinated liabilities	-	0.4	-	0.4	-	-

	26.4	251.0	2.4	279.8	150	(150)
Proportion	9.4%	89.7%	0.9%	100%

31 December 2016

Deposits	-	62.3	0.3	62.6	-	(10)
Debt securities in issue	-	5.5	0.6	6.1	40	(40)
Short positions	19.7	2.4	-	22.1	-	-
Derivatives	-	235.6	2.0	237.6	120	(120)
Subordinated liabilities	-	0.4	-	0.4	-	-

	19.7	306.2	2.9	328.8	160	(170)
Proportion	6.0%	93.1%	0.9%	100%

For notes to this table refer to the following page.

Notes

5. Financial instruments: carried at fair value - valuation hierarchy (continued)
Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Movement in level 3 portfolios

	Half year ended 2017				Half year ended 2016
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	4,050	342	4,392	2,943	3,008	682	3,690	2,622
Amount recorded in the income statement (1)	(392)	(1)	(393)	(206)	444	-	444	756
Amount recorded in the statement of comprehensive
income	-	(15)	(15)	-	-	49	49	-
Level 3 transfers in	255	266	521	304	705	27	732	522
Level 3 transfers out	(404)	-	(404)	(437)	(369)	(28)	(397)	(387)
Issuances	-	-	-	-	3	-	3	22
Purchases	810	1	811	269	493	11	504	406
Settlements	(96)	-	(96)	(128)	(393)	-	(393)	(366)
Sales	(797)	(156)	(953)	(323)	(343)	(201)	(544)	(16)
Transfer to disposal groups	(73)	(23)	(96)	(5)	-	-	-	-
Foreign exchange and other adjustments	(18)	(2)	(20)	9	8	6	14	43
At 30 June	3,335	412	3,747	2,426	3,556	546	4,102	3,602

Amounts recorded in the income statement in respect
of balances held at year end
- unrealised	(66)	-	(66)	630	262	-	262	362
- realised	139	-	139	(262)	196	(187)	9	(85)

Notes:
(1)
Net losses on HFT instruments of £175 million (30 June 2016 - £283 million losses) were recorded in income from trading activities in continuing operations. Net losses on other instruments of £3 million (30 June 2016 - £36 million) were recorded in other operating income and interest income as appropriate in continuing operations. There were net losses on HFT instruments of £2 million (30 June 2016 - £8 million losses) and net losses on other instruments of £7 million (30 June 2016 – £15 million gains) in discontinued operations.

(2)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

5. Financial instruments: Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2017		31 December 2016
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	10.8	10.9	11.5	11.5
Loans and advances to customers	10.3	10.3	300.8	299.3
Debt securities	8.4	8.6	8.7	8.8

Financial liabilities
Deposits by banks	36.4	35.5	10.9	11.1
Customer accounts	23.9	24.1	53.0	53.1
Debt securities in issue	16.9	17.6	14.3	14.7
Subordinated liabilities	14.7	15.8	19.1	19.7

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes

6. Loan impairment provisions and risk elements in lending

Loan impairment provisions
Operating profit/(loss) is stated after net loan impairment release from continuing operations of £21 million (H1 2016 - £5 million charge). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2017 from £4,396 million to £334 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	4,396	7,052
Transfer to disposal groups	(3,564)	-
Currency translation and other adjustments	1	452
Transfer from fellow subsidiaries	9	-
Amounts written-off	(726)	(1,502)
Recoveries of amounts previously written-off	112	54
(Release)/charge to income statement
- continuing operations	(21)	5
- discontinued operations	173	410
Unwind of discount (recognised in interest income)
- continuing operations	(1)	(2)
- discontinued operations	(45)	(56)

At end of period	334	6,413

As at 30 June 2017 there were no provisions in respect of loans and advances to banks (30 June 2016 - nil).

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased from £10,213 million to £833 million in the half year ended 30 June 2017 and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	10,213	12,035
Transfer to disposal groups	(8,401)	-
Currency translation and other adjustments	45	808
Transfers from fellow subsidiaries	24	-
Additions	1,526	2,193
Transfers (1)	(59)	(108)
Transfer to performing book and repayments	(386)	(519)
Repayments and disposals	(1,403)	(1,183)
Amounts written-off	(726)	(1,502)

At end of period	833	11,724

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 40% at 30 June 2017 (30 June 2016 - 55%).

Notes

7. Discontinued operations and assets and liabilities of disposal groups
As part of implementing the legislation following the recommendations of the Independent Commission on Banking a number of business transfers have been completed. The transfer of the Group’s PBB, CPB, W&G and Capital Resolution shipping businesses and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank to subsidiaries of NatWest Holdings is planned for Q2 2018.  It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as a disposal groups at 30 June 2017 and presented as a discontinued operations, with comparatives re-presented.

On 1 January 2017 The Royal Bank of Scotland International (Holdings) Limited (RBSI) was sold to RBSG, the immediate parent of the Group. Accordingly, RBSI was classified as a disposal group at 31 December 2016 and presented as a discontinued operation.

(a) Profit from discontinued operations, net of tax
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m
Interest receivable	4,427	4,577
Interest payable	(91)	(225)

Net interest income	4,336	4,352
Non-interest income	1,474	1,444

Total income	5,810	5,796
Operating expenses	(3,588)	(4,253)

Profit before impairment losses	2,222	1,543
Impairment losses	(173)	(410)

Operating profit before tax	2,049	1,133
Tax charge	(547)	(476)

Profit from discontinued operations, net of tax	1,502	657

Other comprehensive loss from discontinued operations for the half year ended 30 June 2017 was £33 million (H1 2016 - £167 million).

Notes

7. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June	31 December
	2017	2016
	£m	£m

Cash and balances at central banks	4,118	62
Loans and advances to banks	4,668	31
Loans and advances to customers	292,548	7,891
Debt securities	2,483	-
Equity shares	72	-
Settlement balances	46	-
Derivatives	108	15
Intangible assets	6,156	304
Property, plant and equipment	4,865	38
Deferred taxation	1,686	-
Prepayments, accrued income and other assets	1,650	25

Assets of disposal groups	318,400	8,366

Deposits by banks	10,832	1
Customer accounts	318,633	23,272
Settlement balances	78	-
Derivatives	77	9
Provisions for liabilities and charges	3,531	-
Accruals, deferred income and other liabilities	4,526	109
Retirement benefit liabilities	115	-
Deferred taxation	279	-
Subordinated liabilities	106	-

Liabilities of disposal groups	338,177	23,391

At 30 June 2017 disposal groups primarily comprise the consolidated net assets planned to be transferred at book value to subsidiaries of NatWest Holdings in Q2 2018; costs to sell are expected to be immaterial and therefore no loss provision has been recognised at 30 June 2017. At 31 December 2016 disposal groups primarily comprise the net assets of RBSI, which transferred to RBSG on 1 January 2017.

(c) Operating cash flows attributable to discontinued operations
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Net cash flows from operating activities	(9,660)	913
Net cash flows from investing activities	1,153	(939)
Net cash flows from financing activities	(2)	(2)
Net (decrease)/increase in cash and cash equivalents	(8,464)	435

Notes

8. Provisions for liabilities and charges

	Payment	Other	Residential	Litigation and
	protection	customer	mortgage backed	other
	insurance	redress	securities	regulatory	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	1,252	1,041	6,752	1,057	1,738	11,840
Transfer from accruals and other
liabilities	-	-	(8)	(13)	34	13
Transfer to disposal groups	(1,093)	(872)	-	(69)	(1,497)	(3,531)
Transfer	-	-	-	(10)	10	-
Acquisition of fellow subsidiaries	-	53	-	-	13	66
Disposal of business	-	(8)	-	-	(7)	(15)
Currency translation and other
movements	-	5	(343)	(6)	17	(327)
Charge to income statement
- continuing operations	-	-	222	40	81	343
- discontinued operations	-	55	-	25	492	572
Releases to income statement
- continuing operations	-	-	-	(4)	(25)	(29)
- discontinued operations	-	(40)	-	(4)	(107)	(151)
Provisions utilised	(159)	(209)	(44)	(440)	(550)	(1,402)

At 30 June 2017	-	25	6,579	576	199	7,379

Payment Protection Insurance (PPI)
The cumulative charge in respect of PPI is £4.9 billion, of which £3.8 billion (78%) in redress and expenses had been utilised by 30 June 2017. Of the £4.9 billion cumulative charge, £4.5 billion relates to redress and £0.4 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	58%	59%	+/-5	+/-60
Uphold rate (1)	90%	91%	+/-5	+/-40
Average redress	£1,688	£1,679	+/-5	+/-35

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Notes

8. Provisions for liabilities and charges (continued)
Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 10.

Retail mortgage backed securities
The RBS Group has reached a settlement with the Federal Housing Finance Agency (FHFA) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to the RBS Group’s issuance and underwriting of approximately US$32 billion (£25 billion) of RMBS in the US. As part of the settlement, FHFA's outstanding litigation against the RBS Group relating to those securities has been withdrawn.

Under the settlement, the RBG Group paid FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) has been reimbursed to the RBS Group under indemnification agreements with third parties. The cost to the RBS Group (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) is largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in the RBS Group in H1 2017 in relation to the FHFA case.

The Group held a provision of US$8.5 billion (£6.6 billion) against RMBS litigations and investigations at 30 June 2017, of which $4.75 billion (£3.7 billion) related to the FHFA case that has now been resolved. An incremental charge of US$196 million (£151 million) was recorded in H1 2017 in relation to the FHFA case.

For further information refer to Note 10.

Litigation and other regulatory
The Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.

9. Contingent liabilities and commitments
	30 June	31 December
	2017	2016
	£m	£m

Guarantees and assets pledged as collateral security	3,074	3,808
Other contingent liabilities	3,393	4,141
Standby facilities, credit lines and other commitments	131,305	138,579

Contingent liabilities and commitments	137,772	146,528

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

 Notes

10. Litigation, investigations and reviews
RBS plc and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2017 (refer to Note 8).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group’s position in the matter.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the Group’s 2016 Annual Report & Accounts on page 241 and the RBS Group’s 2016 Annual Report on Form 20-F on page 509.

Notes

10. Litigation, investigations and reviews (continued)
Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability, have since been reached and the RBS Group has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available is £900 million and is subject to validation of claims. The RBS Group has increased its total provision to £900 million in relation to this matter.

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. In the event that any claimant is subsequently permitted to continue with the proceedings, they would be defended by the RBS Group on the grounds previously set out. The RBS Group is not aware of any such application having been made.

Residential mortgage-backed securities (RMBS) litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a lawsuit against the RBS Group in the United States District Court for the District of Connecticut, relating to approximately US$32 billion of RMBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. On 12 July 2017, the RBS Group announced the settlement of this matter. Pursuant to the settlement agreement, the RBS Group has paid FHFA US$5.5 billion, and FHFA has withdrawn its claims relating to the securities at issue in the case. Of that settlement amount, US$754 million has been reimbursed to the RBS Group under indemnification agreements with third parties. The net cost to the RBS Group of the settlement was largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in relation to this matter.

RBS Securities Inc. remains a defendant in a separate, unresolved FHFA lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, which is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

Notes

10. Litigation, investigations and reviews (continued)
RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 30 June 2017, the Group’s total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 32), was £6.6 billion ($8.5 billion), of which £3.7 billion ($4.75 billion) related to the FHFA case that has now been resolved. The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

With respect to certain of the RMBS claims described above, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming the RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

Notes

10. Litigation, investigations and reviews (continued)
In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

On 10 March 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against the RBS Group, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same US law USD LIBOR-related claims against the RBS Group and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court.

Certain members of the RBS Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs’ antitrust claims on 28 March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase. In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction. The other matters described in this paragraph are subject to motions to dismiss that are currently pending.

Details of LIBOR investigations involving the RBS Group are set out under ‘‘Investigations and reviews’’ on page 34.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

Notes

10. Litigation, investigations and reviews (continued)
FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of “consumers and end-user businesses” lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint, which is subject to a renewed motion to dismiss.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs’ appeal of this dismissal remains pending.

Beginning in September 2016, several class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The plaintiffs define “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. It is alleged that certain RBS Group companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. The RBS Group and the other defendants anticipate making a motion to dismiss the claims asserted in these actions after the plaintiffs file a single, consolidated complaint.

On 12 July 2017, a class action complaint was filed against RBS Group companies in the United States District Court for the Southern District of New York. The complaint alleges that the RBS Group breached contracts with counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look”, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment.

In September 2015, certain members of the RBS Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. The RBS Group has settled these matters for approximately CAD 13 million. The settlement amount has been paid into escrow pending court approval of the settlement.

Notes

10. Litigation, investigations and reviews (continued)
Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. The RBS Group anticipates making a motion to dismiss these claims.

Swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the RBS Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

On 28 July 2017, the court overseeing the above matters dismissed all claims against RBS Group companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period, which will now proceed to the discovery phase.

On 8 June 2017, TeraExchange filed another complaint against the RBS Group and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The RBS Group anticipates making a motion to dismiss the complaint in this matter.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Notes

10. Litigation, investigations and reviews (continued)
Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. PAG has been granted leave to appeal that decision by the Court of Appeal. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns certain similar allegations to those in PAG, is currently scheduled to go to trial in October 2017. The sum claimed is between £114 million and £669 million.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against the RBS Group, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017.

Tax dispute
HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that the RBS Group dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

Notes

10. Litigation, investigations and reviews (continued)
Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Investigations and reviews
The RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

Notes

10. Litigation, investigations and reviews (continued)
In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

Ongoing investigations into the same or similar issues by several state attorneys general are at various stages, with those of the New York and California attorneys general being further progressed than the others.

As at 30 June 2017, the total aggregate of provisions in relation to certain of the RMBS investigations (described immediately above) and RMBS litigation matters (set out under “Litigation” on page 27) was £6.6 billion ($8.5 billion), of which £3.7 billion ($4.75 billion) related to the FHFA case that has now been resolved. The RBS Group continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters and with several state attorneys general in their investigations. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the Group’s 2016 Annual Report & Accounts at page 241 and the RBS Group’s 2016 Annual Report on Form 20-F on page 509.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

US mortgages - loan repurchase matters
RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.

Notes

10. Litigation, investigations and reviews (continued)
LIBOR and other trading rates
From February 2013 to December 2016, the RBS Group entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required the RBS Group to pay significant penalties. As part of these resolutions, the RBS Group made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission. The RBS Group continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in the RBS Group’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

Notes

10. Litigation, investigations and reviews (continued)
Interest rate hedging products (IRHP) redress programme
Since 2013, the RBS Group and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

The Group’s provisions in relation to the above redress exercises total £1.5 billion to date for these matters, virtually all of which had been utilised at 30 June 2017.

Judicial Review of Skilled Person’s role in IRHP review
The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has been granted permission to appeal that decision, and the appeal hearing is scheduled to take place in December 2017.

The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

Notes

10. Litigation, investigations and reviews (continued)
This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. The RBS Group started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

The Group’s provisions in relation to investment advice total £138 million to date for these matters, of which £68 million had been utilised at 30 June 2017.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made gross provisions totalling £409 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. The RBS Group is taking into consideration and, where relevant, addressing the findings from this review.

FCA review of the RBS Group’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

Notes

10. Litigation, investigations and reviews (continued)
On 8 November 2016, the FCA published an update on its review. In response, the RBS Group announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. These steps have been developed with the involvement of the FCA which agreed that they are appropriate for the RBS Group to take.

The RBS Group estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £400 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA announced in November 2016 that its review is continuing. The RBS Group continues to cooperate fully with the review.

FCA investigation into RBS plc’s compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified the RBS Group that it is undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers.  The RBS Group is cooperating with the investigation.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

Notes

10. Litigation, investigations and reviews (continued)
The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and the RBS Group submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it was carefully considering the issues raised and would make a further announcement before 31 March 2017.

On 2 March 2017, the FCA published Policy Statement 17/3, its final rules and guidance on PPI complaint handling. The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019. New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated.

In June 2017, the claims management company ‘We Fight Any Claim’ issued judicial review proceedings challenging elements of the FCA’s Policy Statement, including the proposed 2019 deadline.

The Group has made provisions totalling £4.9 billion to date for PPI claims, including an additional provision of £601 million in 2016, in response to the anticipated further delay in guidance. Of the £4.9 billion cumulative provision, £3.8 billion had been utilised by 30 June 2017. The Group does not currently anticipate that an additional provision for PPI will be required.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on the RBS Group, which may be material.

Notes

10. Litigation, investigations and reviews (continued)
FCA Wholesale Sector Competition Review
In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The FCA has announced that the prohibition on restrictive contractual clauses is to take effect from 3 January 2018.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Q1 2018.

At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models, The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA’s preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group, which in due course may be material.

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

Notes

10. Litigation, investigations and reviews (continued)
In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

Key points
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS Group’s US operations;
●	a plan to oversee compliance by RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group’s US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 the RBS Group and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, the RBS Group and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that the RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

Notes

10. Litigation, investigations and reviews (continued)
The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q4 2017. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and the RBS Group continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Notes

10. Litigation, investigations and reviews (continued)
Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions
Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including the RBS Group and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. In common with other banks, the RBS Group is responding to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. The RBS Group made a provision totalling EUR 211 million in 2016 for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes

11. Segmental analysis
The business is organised into the following reportable segments:

●	NatWest Markets which is a single reportable segment;

●	Capital Resolution which consists of non-strategic markets, portfolio and banking assets; and

●	Central items & other which comprises corporate functions and includes the businesses within disposal groups.

Changes to business segments due to implementing the legislation following the recommendations of the Independent Commission on Banking
As detailed in Note 7 the Group plans to transfer the businesses previously reported in the following operating segments to subsidiaries of NatWest Holdings in Q2 2018. In addition, on 1 January 2017 RBSI was sold to RBSG.  Accordingly, the activities of these businesses are classified as disposal groups at 30 June 2017 and 31 December 2016 respectively and presented as discontinued operations, with comparatives re-presented. Disposal group balances are presented in Central items.

Previous operating segments within disposal groups
As at 30 June 2017
●	Personal & Business Banking (PBB), previously comprised two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

●	Commercial & Private Banking (CPB), previously comprised two reportable segments, Commercial Banking and Private Banking.

●	Williams & Glyn (W&G) which was a single reportable segment.

As at 31 December 2016

●	RBS International (RBSI).

Analysis of operating profit/(loss)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2017	£m	£m	£m	£m	£m	£m

NatWest Markets	24	870	894	(638)	(1)	255
Capital Resolution	42	(80)	(38)	(474)	25	(487)
Central items & other	(205)	279	74	21	-	95
Total	(139)	1,069	930	(1,091)	24	(137)

Half year ended 30 June 2016

NatWest Markets	30	775	805	(585)	-	220
Capital Resolution	147	(446)	(299)	(362)	(5)	(666)
Central items & other	(337)	(132)	(469)	-	-	(469)
Total	(160)	197	37	(947)	(5)	(915)

Notes

11. Segmental analysis

			Half year ended
	30 June 2017			30 June 2016
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

NatWest Markets	1,094	134	1,228	961	351	1,312
Capital Resolution	(18)	202	184	(305)	439	134
Central items & other	1,070	(336)	734	715	(790)	(75)

Total	2,146	-	2,146	1,371	-	1,371

	30 June 2017		31 December 2016
	Assets	Liabilities	Assets	Liabilities
Total assets and liabilities	£m	£m	£m	£m

NatWest Markets	222,618	212,552	231,527	223,424
Capital Resolution	93,282	87,824	126,216	117,552
Central items & other	457,686	436,545	440,071	421,019

Total	773,586	736,921	797,814	761,995

Notes

12. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies.

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2016 are included in the 2016 Annual Report and Accounts.

13. Date of approval
The Interim results for the half year ended 30 June 2017 were approved by the Board of directors on 3 August 2017.

14. Post balance sheet events
Other than matters disclosed, there have been no further significant events between 30 June 2017 and the date of approval of this announcement.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

3 August 2017

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie John Hughes Penny Hughes Yasmin Jetha Brendan Nelson Sheila Noakes Mike Rogers Mark Seligman

Independent review report to The Royal Bank of Scotland plc

We have been engaged by The Royal Bank of Scotland plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, and related Notes 1 to 14 (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
3 August 2017

Summary risk factors

Summary of our principal risks and uncertainties (Not within the scope of EY’s review report)
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management section of the 2016 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 239 to 278 of the 2016 Annual Report and Accounts, which should be read together with the Group’s other public disclosures. The Group is currently the principal operating subsidiary of The Royal Bank of Scotland Group plc (“RBSG” and, together with its subsidiaries, the “RBS Group”). Accordingly, in addition to the risks to which the Group and its business are or will be exposed, a number of the risks set out below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group.

●
Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group including with respect to the perimeter of the Group’s activities and the assets that it holds. These changes will have a material adverse effect on the Group. The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) are extraordinarily complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s and the Group’s other ongoing restructuring efforts. There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain.

●
The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

●
The RBS Group (including the Group) have been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks including the risk of not meeting stated management targets and the RBS Group or the Group may not be a viable, competitive, customer-focussed and profitable banking group as a result.

●
The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum) and more generally arising from the outcome of general elections in the UK and changes in government policies, including as a shareholder, which could adversely impact the Group’s business, results of operations, financial condition and prospects.

●
Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group is no longer able to rely on the passporting framework for financial services applicable in the EU, which may affect current restructuring plans and have a material adverse effect on the Group.

●
The RBS Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the RBS Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed.

●
Operational risks are inherent in the Group’s businesses and these risks are heightened as a result of key strategic and regulatory initiatives being implemented by the RBS Group and the Group and against the backdrop of legal and regulatory changes.

●	The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
●
The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets. Effective management of the RBS Group and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue the RBS Group’s strategy of returning to stand-alone strength, resume dividend payments on its ordinary shares and maintain discretionary payments.

Summary risk factors

●
Failure by the RBS Group or the Group to comply with regulatory capital and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on their results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing RBSG shareholders.

●
Failure by the RBS Group to comply with its capital requirements or to maintain sufficient distributable reserves may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.

●
The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and/or the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●
As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.

●	The Group’s borrowing costs and its liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.
●
The ability of the RBS Group and the Group to meet their obligations including their funding commitments depends on their ability to access sources of liquidity and funding. If the RBS Group and the Group are unable to raise funds through deposits and/or in the capital markets, their liquidity position could be adversely affected or it may result in higher funding costs which may impact the RBS Group’s and the Group’s margins and profitability.

●
The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived economic and financial market conditions in the UK and globally and other global risks, including arising out of geopolitical events and political developments, and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●
Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

●
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●
The Group’s operations are highly dependent on its and the RBS Group’s IT systems, including as a result of the lack of or untimely investments. A failure of the RBS Group’s or the Group’s IT systems could adversely affect its operations, competitive position and investor and customer confidence and expose the RBS Group to regulatory sanctions.

●
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●
The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of their pension schemes in relation to the implementation of the UK ring-fencing regime.

●	Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.
●
The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.

Summary risk factors

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●
The RBS Group’s and the Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.

●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●
The Group may be adversely impacted if its or the RBS Group’s risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

●	A failure by the RBS Group to embed a strong risk culture across the organisation could adversely affect the ability of the RBS Group and the Group to achieve their strategic objectives.
●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
●
The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

●
As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●
HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.

●
The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the RBS Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
RBSG and its subsidiaries (including the Bank) are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●
The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of the securities issued by the RBS Group or the Group.

●
In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●	The Group’s results could be adversely affected in the event of goodwill impairment.
●
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2016 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Matt Waymark	Investor Relations	+44 (0) 20 7672 1758

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of RBSG’s residual EU State Aid obligations; the continuation of RBSG’s and the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG’s and the Group’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBSG’s or the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the Group’s 2016 Annual Report and other risk factors and uncertainties discussed in this document. These include the significant risks for RBSG and the Group presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBSG and the Group are or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG and the Group of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the vote to leave in the EU Referendum and from the outcome of general elections in the UK and changes in government policies; RBSG’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs; RBSG’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; RBSG’s and the Group’s ability to achieve their capital and leverage requirements or targets which will depend in part on RBSG and the Group’s success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG’s and the Group’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG’s and the Group’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group’s business and will increase as a result of RBSG’s and the Group’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBSG’s and the Group’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG’s or the Group’s IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG’s and the Group’s capital positions; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG’s and the Group’s financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBSG and the Group do not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal entity identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 August 2017

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary